MORGAN STANLEY & CO. LLC

1585 Broadway

New York, New York 10036

March 11, 2021

VIA EMAIL & EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Karina Dorin

Re: Reinvent Technology Partners Y (the “Company”)

Registration Statement on Form S-1 (Registration No. 333-253075)

Dear Ms. Dorin:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned hereby joins the request of Reinvent Technology Partners Y that the effectiveness for the above-captioned Registration Statement on Form S-1 (as amended through the date hereof) filed under the Securities Act be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:00 p.m. Eastern Time, on March 15, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Skadden, Arps, Slate, Meagher & Flom LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, please be advised that we expect to distribute approximately 100 copies of the preliminary prospectus dated March 8, 2021 (the “Preliminary Prospectus”) as of March 12, 2021 to prospective underwriters, dealers, institutional investors and others.

We, the undersigned, as representative of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

MORGAN STANLEY & CO. LLC

By:	/s/ Juliana Colacioppo
Name: Juliana Colacioppo
Title: Vice President

[Signature Page to Acceleration Request Letter]